OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Gigvines

730 Arizona Ave.
Suite 2
Santa Monica, CA 90401

www.gigvines.com



5000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 50,000 shares* of common stock ($100,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 10,000 shares of common stock ($10,000)

Company	Gigvines
Corporate Address	730 Arizona Suite 2. Santa Monica, CA 90401
Description of Business	On-Demand Booking Platform For Live Music
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$ 2.00
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

Gigvines will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

We believe that [Gigvines](#) is the only on demand booking platform for live music. Our platform can be found via web or mobile. We match musicians with venues or people wanting to hire live music. The "Book Now" tab located on the Band's electronic press kits is our main differentiator in the marketplace. No need to call, no need to hassle. Simply review the musicians electronic press kit and book them immediately for any event. Additionally Gigvines offers a streamlined booking process and business management tools for both venues and musicians. Our revenue is realized from 5% - 20% of each booking. This fee is paid by the host or venue. Once are credit card is swiped to hire a musician via Gigvines' escrow, contact information is exchanged between the two parties. The band is paid 1-2 days after gig is performed directly to their preferred payout method.

Sales, Supply Chain, & Customer Base

Specifically, our users will consist of those people who want to play live music and those wanting to host live music.

Competition

Gigsalad was formed in 2007 by Mark Steiner and Steve Tetrault. Gigsalad allows customers to hire musicians, entertainers, speakers, and a wide variety of other services including party
services, catering, photo/video, and renters/supplies. They state they have over 60,000 entertainers to hire from across the US and Canada. They have been used and featured by businesses such as Americas Got Talent, Ryan Seacrest, andCBS.

Gigmasters also started in 2007. They claim to be a one stop shop for all event service needs.

Gigmasters focuses more on weddings, birthdays, corporate events, and event vendors of all sorts including live music, DJ"s, speakers, entertainers, photographers, and party rentals. The site currently lists 75,303 vendors, and 278,543 events leveraging the site. Some of their featured clients include MTV, Dell, McDonalds, and Google.

Liabilities and Litigation

We see our biggest challenges with making sure bands are on time and gigs are performed according to booking. Our review system and detailed booking charts will limit such liability. Further, bands and hosts are able to contact Gigvines for dispute resolution. We are currently not involved with any disputes or litigation.

The team

Officers and directors

Jarrod Blake	CEO and Director
Eric Iverson	CTO

Jarrod Blake
GigVines is the brainchild of CEO Jarrod Blake. Jarrod's innate and endless love of music inspired him to create a digital platform for all musicians to showcase their work—and from there, GigVines was born. A principal of one of the first social networking sites, Snubclub, Jarrod was responsible for global expansion, user acquisition and insourcing/outsourcing recruitment efforts. When not practicing capitalism, Jarrod enjoys surfing, soccer, fishing, and of course, live music. From August 2015- Present, Jarrod has been the CEO and Director of GigVines.

Eric Iverson
Eric Iverson is the CTO of GigVines. He holds a degree in Music Industry and toured internationally with two bands as lead guitarist. During that time, Eric performed more than 500 shows and recorded several albums. As IT Director of a well-known fitness organization, Eric developed systems integral to its expansion from local startup to a corporation with broad national presence, serving a client base of over 150,000 students. Eric is the President of Extima Inc. (2015-Present, 40 hours a week, primary job) and the CTO of Gigvines (July 2017-Present, 40 hours a week).

Number of Employees: 2

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Investment Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Valuation** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Transferability of Stock** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Liquidity of Investment** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **Limited Operating History** Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable.

- **Potential Future Round of Investment** The Company, is offering Common Stock promissory note in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **Reliance on Third Parties** Our services rely on the cooperation of third parties and venues to establish a platform that is successful in booking artists to perform. It is possible that there may be breakdowns in these contacts and that our services may not be as effective. If there is significant break downs in our platform, artists may not be able to make use of the platform and as such Company will not be able to generate revenue.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jarrod Blake, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 950,000

  The Company is authorized to issue up to 5,000,000 shares of common stock. There are a total of 950,000 shares currently outstanding.

  #### Voting Rights

  The holders of shares of the Company's common stock, no par value per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  #### Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Shares are subject to and may be adversely affected by, the any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have built-out a seamless band/host onboarding system, which we do not anticipate occurring until 2019 (app is created but we are perfecting the onboarding system within the app). The business can operate without generating significant revenue up to 5 years. However, if we raise the full amount, we anticipate that we will use this maximum amount within the first 12 months. Financially backed by the majority shareholder/CEO. Gigvines has successfully navigated to full App/web development and user onboarding at sustainable cash burn for levels. We foresee that major expenses will involve hiring and development efforts that focus on maximizing customer experience, however, we feel they are not significant enough to put Gigvines in financial jeopardy for the next 5 years

Financial Milestones

 Gigvines forecasts positive cash flow by 2020 due to successful scaling of musician/host marketplace and a significant daily volume of transactions from which Gigvines receives a percentage of each. We foresee a significant milestone as achieving an average of 100 bookings a day at a price point of $150.00 regarding important KPI's such as revenue generation and daily active users. In order to achieve this high volume, we anticipate the major costs associated will be primarily marketing and promotional efforts as well as development costs for improving the customer experience and user interface.

Gigvines' market includes all those hosting live music performances inside the US. On a conservative measure, we believe the US hosts at least 20,000 live music performances daily. This includes house parties, live music venues, corporate events, major productions, weddings, etc. Our long-term plan is to capture at least 10% of those gigs performed or 2000 daily. Our current band database reflects an average hourly price point of $200. Our projections assume that each gig on average will be booked for 3 hours. Gigvines average revenue from each gig will include a transactional (5%-13%) and advertisement fee which is forecasted to be approximately $150 combined. As a result, this would generate a potential $300,000 daily for Gigvines. However, our short-term objective is to capture .5% of the market or 100 (at $150 avg. price point) daily gigs. As a result, this would generate $15,000 daily for Gigvines.

Gigvines will execute the above benchmarks through marketing and promotional efforts including brand ambassadors, social media advertising, email marketing, live music event promotions, and guerrilla marketing. We feel by utilizing an online presence and concentrating on user engagement our short-term (12 months) costs will not exceed 5k monthly. As our user base and customer care responsibilities increase, expenses will increase proportionately.

Liquidity and Capital Resources

The company is currently using cash infusions from its current director and CEO through equity issuance and will continue to do so. We do not foresee any near-term liquidity issues. We see future operational challenges being delegating tasks between local and offshore talent and acquiring qualified individuals for overseeing marketing efforts.

If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. At a certain point, we will seek additional capital in order to expand operations, refine the customer experience and increase monetization.

Indebtedness

The company has no debt at this time.

Recent offerings of securities

None

Valuation

$1,900,000.00

Gigvines has estimated a $1,900,000 pre-money valuation based on assets including a working and fully functional application +website, an experienced team of developers, and successful bookings on the platform. Our common stock is further supported by a management team that has successfully conceptualized, developed, and built multiple platforms. Our current valuation is also backed by a unique Braintree/Paypal escrow payment system. We believe the Braintree/Paypal escrow account is highly sought after but rarely secured and is the same system used by Airbnb. Further, we see an inflection point in our business as user growth drives transactions from the already registered bands. Our common stock valuation reflects that current user base which we feel has the potential to increase quickly. Unlike most startups, it is hard to see a path from a conceptual idea. We are confident that we have a have usable platform with significant growth projections. Our common stock and current valuation represent a finished product primed for growth.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	100,000
Less: Offering Expenses		
StartEngine Fees (10% total fee)	$1,000	$10,000
Net Proceeds	$9,000	$90,000
Use of Net Proceeds:		
Development/UX	$5,000	$50,000
Marketing	$2,000	$25,000
Working Capital	$2,000	$15,000
Total Use of Net Proceeds	$9,000	$90,000

We are seeking to raise a minimum of $10,000 and up to $100,000 in this offering through Regulation Crowdfunding. If we manage to raise our allotment amount of $100,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $90,000 over the course of that time as follows:

Development: We plan to use a portion of funds for User Experience and refining the customer experience/interface design.

Marketing: We plan to use a portion of funds for marketing involving SEO, Social Media advertising, and paid promotional efforts to increase the user base.

Working Capital: We plan to use a portion of funds to pay salaries and key operational expenses.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at Gigvines website at https://www.gigvines.com/pages/investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gigvines

[See attached]



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (818) 330-3550

I, Jarrod Blake, the CEO of GigVines, Inc., hereby certify that the financial statements of GigVines, Inc. and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __August 8, 2018_____ (Date of Execution).

_____ (Signature)
Certified Public Accountant
_____ (Title)
August 8, 2018
_____ (Date)

Jarrod Blake

CEO GIVINES

8/8/2018 6:23:49 PM PDT

DocuSigned by:

Jarrod Blake

04534DADCF634CD...

Mario Marcel, CPA   California Board of Accountancy   Member of AICPA



Mario Marcel of Celtax – Certified Public Accountants

6250 Canoga Ave · Suite 345 · Woodland Hills, CA 91367 · Phone (818) 330-3550

Independent Accountant's Review Report

Mario Marcel CPA

To Management
GigVines, Inc.
Santa Monica, CA

I have reviewed the accompanying statements of assets, liabilities and stockholder's equity as of December 31, 2017 and 2016 for GigVines, Inc. and the statements of revenues and expenses for the period ended December 31, 2017 and 2016 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Woodland Hills, California
Monday, August 8, 2018

GigVines, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

GigVines, Inc.
Index to Financial Statements
(unaudited)


GigVines, Inc.
BALANCE SHEETS
as of DECEMBER 31, 2017, AND 2016
(unaudited)


	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Checking	$0.00	$0.00
Savings	$0.00	$0.00
Total Bank Accounts	**$0.00**	**$0.00**
Accounts Receivable		
Accounts Receivable	$0.00	$0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Total Current Assets	**$0.00**	**$0.00**
Other Assets		
Startup Costs		
Dallas Buildout	$12,945.50	$12,945.50
Mobile Apps	$8,514.35	$0.00
Consultants	$12,307.50	$9,090.00
Office Space	$5,626.28	$0.00
Total Other Assets	**$39,393.63**	**$22,035.50**
TOTAL ASSETS	**$39,393.63**	**$22,035.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	$3,000.00	$0.00
Total Accounts Payable	**$3,000.00**	**$0.00**
Other Current Liabilities		
Payroll Liabilities	$0.00	$0.00
Total Other Current Liabilities	**$0.00**	**$0.00**
Total Current Liabilities	**$3,000.00**	**$0.00**
Total Liabilities	**$3,000.00**	**$0.00**
Equity		
Owner's Investment	$36,393.63	$22,035.50
Retained Earnings	$0.00	$0.00
Net Income	$0.00	$0.00
Total Equity	**$36,393.63**	**$22,035.50**
TOTAL LIABILITIES AND EQUITY	**$39,393.63**	**$22,035.50**


GigVines, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)


	Jan - Dec 2017		Jan - Dec 2016	
Income				
Revenue				
Sales		0.00		0.00
Other		0.00		0.00
Total Income	$	**0.00**	$	**0.00**
Cost of Goods Sold				
COGS		0.00		0.00
Total Cost of Goods Sold	$	**0.00**	$	**0.00**
Gross Profit	$	**0.00**	$	**0.00**
Expenses				
Automobile Expense		0.00		0.00
Bank Service Charges		0.00		0.00
Contributions		0.00		0.00
Licenses and Permits		0.00		0.00
Office Supplies		0.00		0.00
Payroll Expenses		0.00		0.00
Professional Fees		0.00		0.00
Rent		0.00		0.00
Salary		0.00		0.00
Telephone		0.00		0.00
Travel		0.00		0.00
Utilities				
Total Expenses	$	**0.00**	$	**0.00**
Net Operating Income	$	**0.00**	$	**0.00**
Other Income				
Interest Income		0.00		0.00
Total Other Income	$	**0.00**	$	**0.00**
Net Other Income	$	**0.00**	$	**0.00**
Net Income	$	**0.00**	$	**0.00**

GigVines, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Paid-in-Capital, Value over par	Stockholders' Equity
	Shares	Amount		
beginning balance	0	$0.00	$0.00	$0.00
2016 investment	0	$0.00	$22,035.50	$22,035.50
2017 investment	10,000	$0.00	$14,358.13	$14,358.13
balance, end of period	10,000	$0.00	$36,393.63	$36,393.63

GigVines, Inc.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	$0.00	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Startup Costs	-$17,358.13	-$22,035.50
Accounts Payable	$3,000.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$14,358.13	-$22,035.50
Net cash provided by operating activities	-$14,358.13	-$22,035.50
INVESTING ACTIVITIES		
Owners' Investment	$14,358.13	$22,035.50
Net cash provided by investing activities	$14,358.13	$22,035.50
Net cash increase for period	**$0.00**	**$0.00**

NOTE 1 – NATURE OF OPERATIONS

GigVines Inc. was formed on August 28, 2015 ("Inception") in the State of California. The financial statements of GigVines Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Monica, CA.

Description of Business

GigVines Inc. is the only on demand booking platform for live music. Our platform can be found via web or mobile. We match musicians with venues or people wanting to hire live music. The "Book Now" tab located on the Band's electronic press kits is our main differentiator in the marketplace. No need to call, no need to hassle. Simply review the musicians electronic press kit and book them immediately for any event. Additionally, GigVines Inc. offers a streamlined booking process and business management tools for both venues and musicians. Our revenue is realized from 5% - 20% of each booking. This fee is paid by the host or venue. Once are credit card is swiped to hire a musician via GigVines Inc's escrow, contact information is exchanged between the two parties. The band is paid 1-2 days after gig is performed directly to their preferred payout method.

Sales, Supply Chain, & Customer Base

Specifically, our users will consist of those people who want to play live music and those wanting to host live music.

Liabilities and Litigation

We see our biggest challenges with making sure bands are on time and gigs are performed according to booking. Our review system and detailed booking charts will limit such liability. Further, bands and hosts are able to contact GigVines Inc for dispute resolution. We are currently not involved with any disputes or litigation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect

the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from venue bookings when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred

tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 5,000,000 shares of our common stock with par value of $0. As of December 31, 2017, the company has currently issued 10,000.00 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 6, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



What's New

Discover Investments | Edit My Campaign | Launch an ICO NEW | Tess B.

Gigvines is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $100K goal



Gigvines
Live Music On Demand Booking Platform
Small OPO | Santa Monica, CA | Music | US Investors Only

Overview | Team | Terms | Updates | Comments | Share

Book Bands On Demand

Invest in Gigvines

Founded in Santa Monica, California, Gigvines is the only true **on-demand booking** platform for live music. We are web and app based. Gigvines' revenue comes from a percentage of each booking. Live music is our passion. **Gigvines makes live music accessible and easy.**

Gigvine's marketplace works in two ways. **Bands can sign up to book gigs, or host/venues can sign up to hire bands**. Gigvines offers immediate booking between bands (solo musicians or larger bands) and hosts/venues (restaurants, clubs, hotels, bars, homeowners, event managers etc.)

Based on complete electronic press kits (EPKs), which include band videos, hourly rate, location, genre, audio, reviews, and description, host/venues can book immediately. Once booked, contact information is exchanged and monies are placed in escrow until one day after the gig is completed. They're then seamlessly released via the band's preferred payout method.



The Offering

Investment

$2 per share of Common Stock | When you invest you are betting the company's future value will exceed $2M.



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Music. It motivates us, shares in our sorrows, creates dreams, extends our smiles, and entices our bodies to make uncontrollable movements. The spice of life.

Jarrod Blake
CEO

What You Have Accomplished So Far

With both the app and website completed in 2016 and 2017, **the Gigvines' team has switched focus to artist/band on-boarding and user acquisition.** We are currently building out a seamless band/host onboarding system, which we do not anticipate occurring until 2019 (we are continuously working on perfecting the onboarding system within the app).

Our current operations run mainly through developers in El Segundo, California, and Santa Monica, California. Our social media distribution is out of New York.

We are currently obtaining a user base of hosts/venues that are looking for bands and artists to perform gigs. At our beta stage, we signed up hundreds of bands exclusively in the Los Angeles metro area. With rapid user acquisition proven already, we expect those numbers to rise significantly nationwide. We believe **on-demand bookings for live music is the future.**



Our Product: Booking Bands On Demand

The platform was designed to be simple, aesthetically pleasing, and easily monetized.

One side shows "Book My Band" and the other "Host Live Music".





The easily navigated homepage is followed by a registration page or login tab for returning users.



Make Booking Bands Easy

Ever wished it were easier to find a new artist for your venue or that upcoming private event? Now it is! With Gigvines you can easily find available artists and contact (change contact to "book") them directly through our growing community. Filter for artists in your area and price range, check reviews and comments, check out their audio and videos, and then book them quickly and easily!

Once registered, bands will complete their EPKs (electronic press kits). Once the EPK is completed, they can then be seen by venues/hosts wanting to book bands.

The Convenient Mobile App



Our Advantage

Gigvines, we believe, offers a number of advantages over the competition, including:

- **Market Specific:** We are strategically positioned to take market share quickly based on our proprietary platform.
- **On-Demand Booking** with a unique escrow and payment solution that allows us to monetize gigs and receive a percentage from each transaction. **Based on our research, no other platform offers this proprietary key factor.**
- **Integrated Calendars** to streamline booking.
- **Revenue Tracking**
- **Band Management** feature for promoters and agents
- **Electronic Press Kits** allow bands to market themselves and be booked instantly from an email link or on Facebook, Instagram, Twitter, and other social media platforms.
- **Easily search and book artists** without the hassle of negotiation. The band sets their hourly rates. This streamlined feature is the same concept used at Airbnb, Angie's List, Upwork, Etc.

Our Market and Industry



Annual On-Demand Economy Spending
U.S. consumers are spending $57.6 billion in the on-demand economy.



Source: On-Demand Economy Spending
Source: Ticket Sales by Year

On-Demand Transaction Business

The on demand and online services industry is growing at a tremendous pace. In 2015 consumers spent $57.6 Billion. Billions are invested in on-demand companies yearly. Companies like GrubHub, Angies List, Amazon, Tidy, Airbnb, Upwork and Uber have been some of the pioneers.

On Demand Evolution: From Tangible To Service

From the first days of the internet, tangible goods were purchased on demand. Amazon is the world leader in tangible on-demand purchases.

Today the same model can be seen with services. Think Upwork. Based on hourly rates, description, profile, and expertise, one can hire developers, assistants, designers, marketers, etc. Think Angie's List. One can hire plumbers, electricians, framers, roofers etc. All On Demand. **Similarly, Gigvines shares same transactional framework.**

Music Industry

We believe the music industry continues to shift toward live performances. With physical and digital record sales in continual

decline, live music performance have become a major revenue earner for both musicians and venues.

The Investment

Your investment is in the future of live music being booked online. When first conceptualizing Gigvines, our belief was that all bands will eventually be hired online via algorithms based on reviews, price points, availability, and overall likeability. We noticed the success of platforms like Airbnb and Uber and realized that there was nothing like it for live music. Currently, we believe it takes a ton of effort and difficulty to book live musicians and source talent efficiently. Gigvines is the platform that will solve this problem and deliver live music on-demand.



BAR
LIVE MUSIC
DOWN
STAIRS

Today, you have to search through various sites, get quotes, make calls, negotiate, arrange payment, and manage the entire process in order to book bands. This process is old and outdated. Most importantly, it does not secure band payments. One of the most exciting features of Gigvines is our secure escrow payment process called Braintree (recently acquired by Paypal). Our partnership with Braintree ensures that all bookings will be secure. Our proprietary system protects both Venue/Host and Bands.

Gigvines is currently onboarding bands and venues. We've had an overwhelmingly positive response. Major marketing initiatives are being launched shortly. We believe that when Gigvines gains a critical mass of users, we wish to become the standard for booking live musicians and bands.

Disrupting the live music industry is a massive task. We belive that millions of gigs are performed yearly without a central marketplace. Until now. Our current solo musicians and bands hourly rates range from $150 to over $1000. Most bands perform multiple hours. Gigvines' fee for each gig ranges from 5%-20%.

This is a unique opportunity to become a shareholder of a growing and dynamic company at the intersection of technology and music. Our current goals are continuing to create a product driven by booking efficiency, capturing user acquisition, and hiring the best talent consistent with our dreams.

Invest in the future of live music. Invest in Gigvines.



September 2015

Gigvines becomes compatible with Braintree

Gigvines becomes compatible with Braintree (Now A Paypal Company), the most powerful escrow accou. utilized for On Demand Bookings.

October 2015

Gigvines, Inc., Beta

Gigvines, Inc. launches first on demand booking platform for live music.

January 2016

Los Angeles User Growth

Gigvines hits first initial goal of representing over 200 Los Angeles based bands looking to book gigs.

May 2016

GIGVINES

Gigvines expands nationwide

With our LA launch and increased momentum, Gigvines' platform is introduced to all 50 states.

July 2017

Gigvines acquires key talent

Gigvines adds key talent to it's team, Eric Iverson joins as CTO.

November 2017

Web and APP platforms enhanced

Additional features added to focus on customer needs

In the Press



GIGVINES
Book My Band

SHOW MORE



Meet Our Team





Jarrod Blake

CEO and Director

GigVines is the brainchild of CEO Jarrod Blake. Jarrod's innate and endless love of music inspired him to create a digital platform for all musicians to showcase their work—and from there, GigVines was born. A principal of one of the first social networking sites, Snubclub, Jarrod was responsible for global expansion, user acquisition and insourcing/outsourcing recruitment efforts. When not practicing capitalism, Jarrod enjoys surfing, soccer, fishing, and of course, live music. From August 2015- Present, Jarrod has been the CEO and Director of GigVines.

Eric Iverson

CTO

Eric Iverson is the CTO of GigVines. He holds a degree in Music Industry and toured internationally with two bands as lead guitarist. During that time, Eric performed more than 500 shows and recorded several albums. As IT Director of a well-known fitness organization, Eric developed systems integral to its expansion from local startup to a corporation with broad national presence, serving a client base of over 150,000 students. Eric is the President of Extima Inc. (2015-Present, 40 hours a week, primary job) and the CTO of Gigvines (July 2017-Present, 40 hours a week).



Offering Summary

Maximum 50,000 shares* of common stock ($100,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of common stock ($10,000)

Company	Gigvines
Corporate Address	730 Arizona Suite 2. Santa Monica, CA 90401
Description of Business	On-Demand Booking Platform For Live Music
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$ 2.00
Minimum Investment Amount (per investor)	$500.00

The 10% Bonus for StartEngine Shareholders

Gigvines will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Gigvines to get notified of future updates!

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